Exhibit 10.78

[*]: THE CONFIDENTIAL PORTION HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

Final

FINCANTIERI CANTIERI NAVALI ITALIANI SpA

and

EXPLORER NEW BUILD, LLC

SHIPBUILDING CONTRACT

for Hull No. 6250

INDEX

Art.	Index

1.	Subject of the Contract
2.	Vessel's Classification - Rules and Regulations - Certificates
3.	Vessel's Characteristics
4.	Builder's Supply - Owner's Supply
5.	Approvals - Supplies by Third Parties
6.	Hull Number
7.	Inspection of Construction
8.	Delivery
9.	Price
10.	Payment Conditions
11.	Defaults by the Owner
12.	Trials
13.	Speed - Liquidated Damages
14.	Deadweight - Liquidated Damages
15.	Stability
16.	Passengers and Crew Accommodation Capacity
17.	Fuel Oil Consumption - Liquidated Damages
18.	Vibrations and Noise
19.	Maximum Amount of Liquidated Damages
20.	Termination of the Contract - Liquidated Damages to be paid by the Builder
21.	Property and Intellectual Property Rights
22.	Responsibility after Delivery
23.	Insurance
24.	Modification to Plans and Specification
25.	Guarantee - Liability
26.	Permissible Delay
27.	Confidentiality
28.	Contract Expenses
29.	Assignment of the Contract
30.	Law of the Contract - Disputes
31.	Address for Correspondence
32.	Effectiveness of Contract

THIS SHIPBUILDING CONTRACT is dated as of June 21, 2013 and made between:

(1) EXPLORER NEW BUILD, LLC, a company organised and existing under the laws of the State of Delaware, with its registered office care of CSC, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, United States of America, and with its principal office at Miami, Florida, 33122, 8300 NW 33rd Street, Suite 101 (the “Owner”), and

(2) FINCANTIERI - CANTIERI NAVALI ITALIANI S.p.A., a company organised and existing under the laws of the Republic of Italy, with registered office in Trieste, via Genova, 1, fiscal code 00397130584 (the "Builder"),

NOW IT IS HEREBY AGREED AS FOLLOWS:

ARTICLE 1

Subject of the Contract

1.1.    The Builder undertakes at one of its yards (the "Yard") to design, construct, survey and test in accordance with its usual construction standards for new luxury passenger ships, and to complete and deliver at the Yard to the Owner, who undertakes to accept delivery, of one passenger cruise ship (the “Vessel”) in accordance with this Contract, the Specification No. P.8528 dated February 2013 (the “Specification”), and the General Arrangement Plan Version B dated February 13, 2013 (the "GAP") and the other plans and drawings referred to in the Specification (together with the GAP, the “Plans”) which, signed by the parties, constitute an integral part of this Contract even if not annexed hereto.

1.2 Except as otherwise provided in the Specification, the standards for the internal decoration of the Vessel's public areas and passenger cabins shall be at least as high as the standards in the corresponding parts of M.V. Riviera (ex-Hull 6195) (the "Reference Ship").

1.3 This Contract, the Specification and Plans are intended to complement and supplement each other, and the Specification and Plans are also intended to explain each other. The Specification and Plans shall form an integral part of this Contract. In the event of any conflict between this Contract and the Specification or Plans, the provisions of this Contract shall prevail. In the event of any conflict between the Specification and the Plans, the provisions of the Specification shall prevail. In the event of any conflict between one Plan and another, the later in date shall prevail.

1.4 Each party agrees to use all reasonable efforts to make timely decisions in a speedy and effective way and to deal fairly with each other and at all times to act in good faith in relation to all matters concerning this Contract.

ARTICLE 2

Vessel's Classification - Rules and Regulations - Certificates -

(Standard of Construction)

2.1	The Builder shall design, construct, test and deliver the Vessel under the survey of a Classification Society to be separately agreed in writing by the Owner and the Builder from among those referred to in the Specification (the "Classification Society") and in accordance with the rules, regulations and other requirements of the Classification Society for the Class notation described in section 005 of the Specification for a vessel registered under the Marshall Islands flag (the “Flag Authority”).

2.2	The Vessel shall comply with the rules, regulations and other requirements of the Classification Society (the "Class Rules"), and with the laws, regulations, rules and other requirements of the Flag Authority and the other regulatory authorities referred to in the Specification (the “Regulatory Rules”), that are in force as of the date of this Contract and which will be compulsory for the Vessel considering its actual keel laying date.

2.3	All Classification, certification, testing and survey charges to be paid to the Classification Society or any other body or authority in relation to the design, construction, survey, testing or delivery of the Vessel, its machinery and equipment shall, unless otherwise expressly stated in the Specification, be for the account of the Builder.

2.4	The decisions by the Classification Society, the Flag Authority and other regulatory authorities that are to issue the certificates referred to in the Specification shall be binding on both parties as to the Vessel's compliance or non-compliance with the Class Rules or (as the case may be) the Regulatory Rules. However, this provision shall not absolve the Builder from any of its obligations to comply with the requirements of the

Specification and the Plans that exceed the requirements of the Class Rules or the Regulatory Rules.

2.5	To the extent required by the Specification, the Builder shall carry out all such pre-delivery works, and shall hold and pass all such pre-delivery inspections and tests, as may be feasible and possible (subject to and taking into account the availability of USPH and USCG to come to the Yard upon reasonable advance notice from the Builder) to reasonably ensure that upon the Vessel's first arrival in the United States of America following delivery under this Contract, USPH and USCG approve the Vessel for immediate, full and unrestricted passenger service.

ARTICLE 3

Vessel's Characteristics

3.1	The Vessel shall have the following main dimensions and characteristics, as more particularly described in the Specification and the Plans:

(A)	Main Dimensions

- Length between perpendiculars	Approximately	193	metres
- Length overall	Approximately	223	metres
- Breadth at water line	Approximately	31	metres
- Deadweight at Design Draught	Approximately	5000	metric tons

Approximately means +/- 1%.

(B)	Passenger Cabins

Single cabins	12
Entry Level cabins	48
De Luxe cabins	226
Penthouse Suites	49
Superior Suites	22
Master Suites	6

Grand Suites	6
Total	369

Crew Cabins
Crew quadruple	2
Crew double	210
Crew single cabins	57
P.O. cabins	16
Officer cabins	30
Senior officer suites	4
Captain class	3
Guest cabins	4
Total	326

(C)	Life Saving Equipment

Total number of persons on board for purpose of life saving equipment - 1360.

(D)	Machinery - Diesel Electrical Generators/Propulsion Plant

The main propulsion machinery shall consist of four (4) elastically mounted medium speed diesel engines driving electrical generators and two (2) frequency controlled electric motors of 9 MW each, each driving one fixed pitch propeller.

(E)	Main Diesel Generating Sets

The main diesel generating sets shall comprise four (4) medium speed, four stroke, trunk piston diesel engines, turbocharged, fresh water cooled, started by compressed air of the following number and type:

4 x MAN 14V32/44CR, MCR 7840 kW at 720 rpm

Total installed machinery power 31.360 MW (ISO 3046-1)

As an alternative, the following configuration can be installed:

2 x Wartsila 16V32, MCR 8800 kW at 720 r.p.m.

2 x Wartsila 12V32, MCR 6600 kW at 720 r.p.m.

Total installed machinery power 30.800 MW (ISO 3046-1)

Fuel oil: HFO to ISO 8217:2010 RMK 380 with maximum viscosity of 380 cSt at 50°C.

(F)	Speed

With all four diesel alternators in operation and with the propulsion motors developing each at the motor flange 7.75 MW the Vessel, at design draught even keel, in lack of wind, in smooth, deep and currentless sea water at 20 °C, with clean hull and propellers and fin stabilizers folded in hull, shall reach a speed of [*] knots.

3.2	The foregoing main characteristics may be slightly modified – but without reducing the passenger or crew capacity of the Vessel or affecting any of the Builder's obligations under Articles 13 to 18 - if the Builder should deem such modifications necessary to fulfill the contractual requirements in respect of the deadweight, stability and speed. Before making any such modifications the Builder shall notify the Owner in writing and provide a reasonably detailed explanation of the reasons for and effects of the modifications proposed by the Builder. Any reasonable comments or objections made by the Owner shall be taken into account by the Builder.

ARTICLE 4

Builder's Supply - Owner's Supply (Architect)

4.1	Those items of equipment identified as Owner's supplies in section 0013 of the Specification will be provided by the Owner (the “Owner Supplies”). Any excess of the relevant agreed weight shall be treated as a modification under Article 24 (in respect of any weight and/or stability impacts). The Builder shall supply all other items of equipment and materials that are required for the construction, outfitting and completion of the Vessel in accordance with this Contract and the Specification.

4.2	The parties will agree to a mutually acceptable schedule for delivery of the Owner's Supplies which takes due account of the Builder's timetable for construction of the Vessel and the time reasonably required by the Owner to obtain the Owner's Supplies. Thereafter the Owner will arrange for the Owner's Supplies to be delivered to the Builder's designated storage facility in accordance with this agreed schedule. The Builder will assist the Owner's representatives in clearing customs and taking delivery at the Builder's storage facility of each shipment of Owner's Supplies.

4.3	The Builder shall be responsible, at its own expense and risk, for keeping the delivered Owner's Supplies safely stored and well protected, and for the careful handling of the delivered Owner's Supplies.

4.4	Subject to Article 4.5, the Builder shall arrange, at its own expense and risk, for the loading, installation and arrangement on board the Vessel (including, without limitation, the framing and mounting of artwork) of the Owner's Supplies, and such loading, and installation and arrangement work shall be covered by the Builder's guarantee under Article 25.

4.5	The Owner shall arrange for proper and timely transmission to the Builder of all data and information required in connection with Owner's Supplies. The Owner shall also arrange and be responsible for its subcontractors providing all customary and necessary activities, assistance, services, supervision and other support in relation to the installation and subsequent testing, pre-commissioning and commissioning of any equipment or machinery items of Owner's Supplies. Upon completion of the installation, testing, pre-commissioning and commissioning of Owner's Supplies, the Owner’s subcontractor shall issue a compliance letter stating (if such be the case) that the work has been completed.

4.6	The Owner's Supplies shall be delivered to the Builder in proper condition for loading, installation or arrangement on board the Vessel.

4.7	The Builder shall notify the Owner in writing as soon as reasonably practicable of any deficiency or damage in the supply, condition or performance of any Owner's Supplies. As soon as reasonably practicable following its receipt of such notice, the Owner shall take all such steps as may be necessary to procure the supply of any missing Owner's Supplies or the rectification of any deficiencies in delivered Owner's Supplies unless the Builder or any of its representatives (including subcontractors) is responsible for the deficiency or damage.

4.8	All risk and responsibility for any inherent deficiency, damage, poor quality or poor efficiency of any Owner's Supplies shall rest with the Owner unless the Builder or any of its representatives (including subcontractors) is responsible for any such deficiency, damage, poor quality or poor efficiency.

4.9	Fuel oils and lubricants for the set up of the plants on board and for all the shop tests of such plants and the trials of the Vessel afloat will be supplied by the Builder and at the Builder's cost and expense.

4.10.	The Owner undertakes to supply the detailed architectural drawings (the “Architectural Drawings”) developed from the Plans relevant to the public rooms, passenger open decks, passenger cabins, and the other areas, rooms and spaces on the Vessel to which passengers would have access under normal operating conditions (the “Public Spaces”). The Architectural Drawings will be drawn up at Owner’s expense and delivered to the Builder in accordance with the schedule referred to in Article 4.11 (the “Public Room Schedule”). The Architectural Drawings will conform with the agreed structure and layout of the relevant areas of the Vessel, including frame spacing, steel structure, engine casing, vertical and horizontal air and cable ducts and other necessary matters. The general standard for quality and quantity of materials and complexity of the execution of the interior of the Public Spaces to be defined by the Architectural Drawings will be in accordance with the reference standards referred to in the Specification. The Owner shall supply the Architectural Drawings in compliance with the Public Room Schedule (or such longer period as may be agreed by the Builder (acting reasonably) if the Owner requests an extension of any due date referred to in the Public Room Schedule). Without limiting the contractual remedies (e.g. in respect of additional direct costs incurred by the Builder), it is acknowledged that any failure in so delivering the Architectural Drawings or in indicating or approving any materials, colors, etc. beyond the relevant due date in the Public Room Schedule may also cause a Permissible Delay provided that the Builder complies with the notice requirements set out in Article 26.

4.11.	The documentation relevant to Public Spaces will be issued and acted on by both parties in accordance with the provisional Public Room Schedule attached as Annex 1. The Builder will advise the Owner within three (3) months from the date of this Contract of the final Public Room Schedule for delivery and scope of the design concepts for the Vessel. The Builder will promptly provide the Owner's architect with any required information regarding the layout. The parties mutually acknowledge that the strict compliance with the Public Rooms Schedule is crucial for the Vessel's production schedule, and for the related design and purchasing activities.

4.12.	The Owner undertakes to provide all the elements and the detailed drawings relevant to the Owner’s Supplies mentioned in the Specification. The Owner shall also take care to select all materials (types, colours, etc.) provided in the Specification in strict compliance with the Builder's construction program, as updated from time to time in accordance with this Contract, and the requirements of the Classification Society, the Flag Authority and the other regulatory bodies.

4.13.	The Owner will be entirely responsible for the Owner's Supplies (including their insurance cover, unless otherwise agreed by the parties), subject to the other provisions of this Contract, so that, amongst other things, in case any of the Owner's Supplies should not be delivered in time, any delay directly caused to the Builder's program will be a Permissible Delay provided that the Builder complies with the notice requirements set out in Article 26, and any actual additional direct costs and damages incurred by the Builder will be charged to the Owner.

ARTICLE 5

Approvals - Supplies by Third Parties

5.1	Wherever mentioned in this Article, the term "drawings" shall mean plans, schedules, subcontractors supply order specifications and other materials and matters that require the Owner's approval in accordance with the Specification.

5.2	In accordance with the procedures and other requirements provided in the Specification: the Builder shall deliver to the Owner for approval the drawings for the construction, outfitting and completion of the Vessel; and the Owner shall return to the Builder one copy of these drawings, either approved or supplemented with its remarks, suggestions or proposals. If the Buyer fails to return any drawings to the Builder within twenty one (21) days from the date of their delivery in accordance with the Specification (or such longer period as may be agreed by the Builder (acting reasonably) if the Owner requests an extension of such twenty one (21) day period), such drawings will be considered as approved.

5.3	The Builder will send to the Owner, within three (3) months from date of this Contract, the completion and dispatch schedule for the drawings referred to in Article 5.2. Any amendments to such schedule will be promptly notified in writing to the Owner.

5.4	The Builder will take into consideration the remarks, suggestions or proposals, if any, by the Owner, as follows:-

(A)	If the Owner' remarks, suggestions or proposals are covered by Builder’s contractual obligations, the Builder shall promptly carry them out without claiming any costs and shall promptly supply the Owner with the relevant amended drawings in order to describe and confirm the modification made.

(B)	If the Owners' remarks, suggestions or proposals are not covered by Builder’s contractual obligations, they shall be handled according to Article 24.

(C)	If the parties disagree about whether or not any of the Owner's remarks, suggestions or proposals are covered by the Builder's contractual obligations then, subject to any contrary direction in writing by the Owner, the Builder shall carry them out provided that the Owner undertakes by written notice to the Builder to accept its position in respect to the Contract Price (or other variations). Such acceptance will not prejudice the Owner's ability to refer the disagreement for resolution pursuant to Article 30.

Amendments in respect of drawings referred under sub-paragraph (B) above according to Article 24 will in turn be submitted for the approval of the Owner, with the same procedure as outlined above with respect to the modification.

5.5	Approval or deemed approval of such drawings will not affect the responsibility of the Builder for the due completion of the Vessel and the fulfillment of the Builder's other obligations under this Contract, the Specification and the Plans.

5.6	The Owner undertakes to use all reasonable commercial efforts to ensure that the requested approvals are given in the shortest time reasonably practicable within the period referred to in Article 5.2.

5.7	Subject to the following provisions of this Article 5, the Builder shall have the right to subcontract part of the supply and work to be carried out under this Contract on the building site or elsewhere to reputable and suitably qualified and experienced contractors to the European passenger cruise ship construction sector provided that the main construction work and the main work of assembly of the Vessel's sections, as well as the installation of machinery, equipment and outfit, shall be carried out by the Builder at the Yard.

5.8	The subcontractors for items included in the makers' list agreed between the Owner and the Builder (the "Makers' List") shall be one of the makers listed in the Makers' List in relation to the relevant item. The Owner and Builder may by agreement from time to time add to or remove names from the Makers' List.

5.9	In relation to those items specified in the Makers’ List, the Builder shall select from the companies listed in the Makers’ List. The specifications in respect of the relevant supply will be sent to the Owner for comment, and the Owner will submit its comments in accordance with the procedures referred to in Article 5.2 above. Certain of the items in the Makers' List, have been designated as special items (the “Special Items”). In relation to such Special Items, once the Builder has completed the tendering process and made its choice, the Builder will inform via email the Owner accordingly. The Owner will be entitled to indicate, within 5 days of such notice, a different maker of its preference. The Builder will promptly provide the specifications of both makers, together with any price difference or other possible impacts. If the Owner requests the Builder to select its preferred maker, then the Builder will accept the Owner’s request provided that if the supply from the Owner's preferred maker is more expensive than the supply by the Builder’s selected maker, the increased cost and any other effects for the Builder (such as in relation to weight, time of delivery, engineering, installation, etc) will be treated as a modification for the Owner’s account under Article 24. The Builder will use all reasonable commercial efforts to minimize any cost differentials between different makers.

5.10	During the period commencing on the date when the parties have signed this Contract and ending on the date when the Vessel is delivered to the Owner, all contacts with the makers of supplies for which the Builder is responsible will be carried out through the Builder. However, after the Builder has received offers from possible makers and after the indication of the Builder’s choice, the Owner and its representatives may communicate direct with makers in connection with post delivery matters including, without limitation, the supply of additional spare parts, warranty extensions, maintenance programmes and other after sales services.

5.11	Upon finalization of the orders, the Owner will be provided with such information as it may reasonably request in order to verify the scope of supply, technical specifications and performance of the equipment supply or work carried out or to be carried out by makers and the Builder's other subcontractors (or proposed makers and subcontractors).

5.12	Nothing in this Article 5 shall affect the Builder's other obligations under this Contract nor diminish the responsibility of the Builder in respect of the design, materials and workmanship required of under this Contract. The supplies from and work of all makers, subcontractors and other third parties will be covered by the Builder's guarantee under Article 25.

ARTICLE 6

Hull Number

6.1	The Vessel will be identified as hull number 6250.

6.2	As soon as reasonably practicable after delivery to the Yard or a storage facility of the Builder elsewhere, all materials, machinery and other equipment intended to be used in or for the Vessel shall be marked with the above hull number in order to identify them as belonging to the Vessel. The Builder may not use any such materials, machinery or other equipment in or for the construction of any other ship, without the prior written approval of the Owner. Nor may the Builder permit the use in or for the construction of the Vessel of any materials, machinery and equipment marked with another hull number.

ARTICLE 7

Inspection of Construction

7.1	During the Vessel's construction, the Owner shall have the right to have the Vessel and all engines, machinery, outfit, furnishings and other materials inspected and supervised by its authorized representatives, to whom the Builder shall grant free access - during working hours - to the Vessel, its yards and workshops. The Builder shall also obtain the same right of access to the workshops and other premises where parts intended for the Vessel are subcontracted by the Builder. The inspections and supervisions carried out by the Owner or its representatives shall not absolve the Builder from or reduce any of its obligations and responsibilities under this Contract, the Specification and the Plans.

7.2	Throughout the period during which the Vessel is under construction the Builder will conduct its proper quality control program of inspections, testing and supervision by a team of the Builder's staff dedicated for this purpose. The Owner's authorized representatives shall wherever practicable work together with the Builder's staff and jointly sign protocols in respect of items approved by them. The Owner shall appoint a project manager to lead the Owner's on-site team of authorized representatives; one Owner’s representative shall be fully empowered to approve, accept work and agreed modifications, extra prices and all consequences thereto within parameters to be confirmed by the Owner in writing. If the Builder considers the conduct of any member of the Owner's on-site team to be in serious contravention of the Yard's internal rules and regulations, the Owner will investigate the Builder's complaint and ensure that any misconduct does not recur.

7.3	The Owner's authorized representatives shall promptly notify the Builder in writing of any defect or deficiency that they discover and regard as being in non-compliance with the requirements of this Contract, the Specification or the Plans.

7.4	No action or omission by the Owner or any of its authorized representatives under this Contract, nor any approval by the Owner or its authorized representatives with respect to any work, inspections, tests, trials, plans or other documents shall relieve the Builder from its responsibility for the successful completion of the Vessel in accordance with this Contract, the Specification and the Plans, or from its obligation under Article 25.

7.5	The Builder shall take due account of and implement reasonable remarks by the Owner or its authorized representatives, within the limits of the Builder's contractual obligations under this Contract, the Specification and the Plans.

7.6	The Owner's authorized representatives shall observe the work rules prevailing at the yards and other premises of the Builder and its subcontractors premises as far as they may be applicable. The Owner's authorized representatives shall also address their remarks exclusively to the Builder's appointed representatives.

7.7	The Builder shall prepare an inspection and tests schedule and shall give to the Owner reasonable advance notice (taking into account the location of each set of inspections, tests and trials) about the dates of major inspections, tests (including, without limitation, main engine bench tests) and trials including those to be carried out at subcontractors'

premises in accordance with the Specification. On completion of the inspections, tests and trials of major items, protocols of acceptance will be drawn up and signed by the authorized representatives of the Owner and the Builder and, wherever required, by the Classification Society. After each protocol of acceptance has been signed on behalf of the Owner and the Builder and, where required, the Classification Society, the area(s), item(s) or system(s) referred to in the protocol will not be re-opened for further inspections, tests or trials except where this is reasonably required in connection with any required alteration, modification, dismantling, investigation, remedial or other work. If the Builder re-opens any area(s), item(s) or system(s), it must promptly give the Owner's authorized representatives written notice specifying the relevant area(s), item(s) or system(s), the reason for the re-opening and the related steps taken or work done by the Builder. The Owner's authorized representatives, acting reasonably, will then be entitled to carry out further inspections, tests or trials in relation to the re-opened area(s), item(s) or system(s) and the related steps taken or work done by the Builder

7.8	The Builder shall provide to the Owner's representatives, for their inspection and supervision tasks, suitably furnished office space at the Yard equipped with lavatories, direct call national and international telephone lines, word processors, wireless internet access, telefax and the other facilities described in the Specification. The telephone and telefax expenses, and the expenses of any additional services from time to time requested by the Owner's representatives, will be charged to the Owner at cost but all other expenses in connection with such office space shall be for the account of the Builder.

ARTICLE 8

Delivery

8.1.	Title and risk of loss of or damage to the Vessel shall rest with the Builder until the time when the parties sign and exchange the protocol of delivery and acceptance referred to in Article 8.3, at which point in time title and risk shall pass to the Owner.

8.2.	After completion of all tests and trials in accordance with the Contract and the Specification, and after completion of all other work required to be completed under this Contract, the Specification and the Plans, the Builder shall tender delivery of the Vessel safely afloat, moored alongside a quay at the Yard; clean to the Builder's usual standards for luxury passenger ships and in all other respects ready and suitable for embarkation of the Vessel's crew and passengers; with full title guarantee and free from all claims, encumbrances and liens whatsoever; and together with the documents required by the Specification, which may be include usual interim or provisional certificates if, without fault of the Builder, permanent certificates are not available at the time of delivery provided that:

(i)	the certificates and other documents provided to the Owner at delivery must be (a) valid for a minimum period acceptable to the Owner (acting reasonably) from the date of delivery, and (b) free of any conditions, qualifications, recommendations or restrictions that could impair the Owner's ability to register the Vessel under the rules of the Flag Authority or to utilize the financing required to fund payment of the installment of the Contract Price payable on delivery of the Vessel, or that could prevent the Vessel from entering - and remaining - in full and unrestricted passenger revenue service on the Owner's scheduled commencement date, and without any material restrictions to the Vessel's operational capabilities; and

(ii)	the Builder must deliver permanent certificates and other documents to the Owner as soon as reasonably practicable after delivery and in any case before the expiry of any interim or provisional certificates provided at delivery.

At the same time the following further documents will be tendered for delivery to the Owner:

(A)	In respect of the Contract Price: (i) a commercial invoice, in one original and in one certified true copy, for the total final Contract Price (including evidence of sums dues for modifications and other sums payable to the Builder at delivery), duly executed by the Builder in favor of the Owner; (ii) certified true copy bank statements of the Builder evidencing its receipt of the first, second, third and fourth installments of the Contract Price; and (iii) certified copy commercial invoices in respect of modifications confirming the total amount invoiced to the Owner for modifications.

(B)	A declaration by the Builder, in one original and in one certified true copy, that the Vessel is delivered to the Owner free and clear of all claims, encumbrances or other liens whatsoever upon the Vessel and the Owner's title thereto, and in particular, that the Vessel is absolutely free of all burdens in the nature of imposts, taxes or charges imposed by any of the national, provincial, local or port authorities of Italy prior to or in connection with delivery and acceptance of the Vessel.

(C)	A Builder's Certificate, in one notarized original and in one certified true copy.

(D)	The "as built" drawings and other technical construction and trials documents in the formats and numbers referred to in the Specification (any missing documents may be delivered at a further stage, subject to the proviso at the end of the first paragraph of Article 8.2).

(E)	A certified true copy of a declaration duly executed by the Builder and delivered to the Owner's designated financing bank attesting the origin of the exported goods and declaring all the amounts transferred abroad for any reason in connection with the performance of the Contract.

(F)	If so required by the Owner, a certified true copy of the Builder’s duly executed and delivered Exporter Declaration to Società Italiana per le Imprese all’Estero - SIMEST S.p.a, the original of which I to be delivered to the Owner's designated financing bank on the delivery date.

(G)	Such documentary evidence as the Owner (acting reasonably) may require to show that the documents to be provided by the Builder at delivery were signed by duly authorized representatives of the Builder (which will be deemed satisfied if the Public Notary attending the delivery meeting confirms the sufficiency of the powers of the Builder's representative who sign the delivery documents), including a certified true copy of the power of attorney pursuant to which the authorized signatory (ies) of the Builder signed the documents referred to in this Article 8.1 and their specimen signature(s).

(H)	If so required by the Owner, one original and one certified copy of the acknowledgement of the notice of assignment of the Owner's rights under the post-delivery guarantee given by the Builder under Article 25 of this Contract.

(I)	Any other documents reasonably required by the Owner, and reasonably within the Builder's control or ability to deliver, to enable the Owner to utilize the financing required to fund payment of the installment of the Contract Price payable on delivery of the Vessel or to register the Vessel with the Flag Authority.

8.3   The Builder and the Owner will sign a notarized protocol of delivery and acceptance, in one (1) original and two (2) notarially certified copies, to confirm the final acceptance of the Vessel by the Owner and to record the time at which the Vessel was delivered pursuant to this Contract. Immediately after execution of such protocol, the Builder shall present one (1) notarially certified copy of the protocol of delivery and acceptance at the Italian registry of ships under construction ("RNC - Registro Navi in Costruzione") and apply for the Vessel to be permanently deleted from the Italian registry. As soon as possible thereafter the Builder shall obtain and provide the Owner with an original certificate issued by the Italian registry confirming that the Vessel has been permanently deleted from the registry free and clear of all claims, encumbrances or other liens whatsoever upon the Vessel.

8.4 The Owner shall at its cost take all such steps as may be required to register the Vessel with the Flag Authority, and the Owner's completion of this registration process shall not be a condition to completion of the delivery process referred to in this Article 8 and neither a condition to transfer all amounts due and payable on delivery of the Vessel pursuant to Article 10.

8.5 If:-

(A)	the documents in conformity with Article 8.2 are tendered by the Builder; and

(B)	the Vessel has been duly completed in accordance with this Contract, the Specification and the Plans, apart from any minor non-conformities as defined in Article 8.10, delivery shall be considered as carried out to all effects even if the Owner refuses to sign the protocol of delivery and acceptance (save for other actions the Builder may decide to adopt).

8.6	Subject to the proviso at the end of this Article 8.6, the Vessel shall be delivered to the Owner, at the Yard, in accordance with this Contract the Specification and the Plans and provided the payments hereinafter specified are made within the terms set forth, upon completion of the Vessel in accordance with this Contract, the Specification and the Plans on 30th June 2016, as extended by the period by which the delivery of the Vessel is actually delayed by reason of any cause or event delaying or preventing the Builder from tendering delivery of the Vessel as provided in Article 26, for modifications affecting the Vessel as provided in Article 24, or for late payments under Article 11, or for any other Permissible Delay to which the Builder is entitled under the express provisions of this Contract (such date as thereby extended being referred to as the "Delivery Date"). The proviso referred to above is that if the Effective Date defined in Article 32 has not occurred within June 2013, the 30th June 2016 date specified above must be reconfirmed or reset by written agreement of the parties before this Contract becomes effective.

8.6bis	The Builder shall give the Owner twelve (12), six (6), three (3) and one (1) month's firm written notice of the expected delivery date.

8.7	Following delivery, the Builder will use all reasonable commercial efforts to allow the Vessel to remain alongside the delivery quay (free of any pier charges to the Owner during such stay) for up to three (3) days after the date of delivery.

8.8	If the Vessel is not delivered to the Owner in accordance with the terms of this Contract, the Specification and the Plans on or before the Delivery Date the following shall apply:

(A) If the Vessel is not delivered to the Owner in accordance with the terms of this Contract, the Specification and the Plans by the Delivery Date, and if the Builder has provided written notice of the delay, specifying the revised delivery date, to the Owner at least [*] calendar days before the Delivery Date, then the Builder shall pay the Owner as final liquidated damages an amount of €[*] for each calendar day of delay in delivery (and pro rata) beyond midnight in Italy on the day falling [*] running days from the Delivery Date.

(B) If the Vessel is not delivered to the Owner in accordance with the terms of this Contract, the Specification and the Plans by the Delivery Date, and if the Builder has provided written notice of the delay, specifying the revised delivery date, to the Owner between [*] and [*] calendar days before the Delivery Date, then the Builder shall pay to the Owner as final liquidated damages (and not as a penalty) an amount of €[*] for each calendar day of delay in delivery (and pro rata) beyond midnight in Italy on the day falling [*] running days from the Delivery Date.

(C) If the Vessel is not delivered to the Owner in accordance with the terms of this Contract, the Specification and the Plans by the Delivery Date, and if the Builder has provided written notice of the delay, specifying the revised delivery date, to the Owner between [*] and calendar [*] days before the Delivery Date, then the Builder shall pay to the Owner as final liquidated damages (and not as a penalty) an amount of €[*] for each calendar day of delay in delivery (and pro rata) beyond midnight in Italy on the day falling [*] running days from the Delivery Date.

(D) If the Vessel is not delivered to the Owner in accordance with the terms of this Contract, the Specification and the Plans by the Delivery Date, and if the Builder has provided written notice of the delay, specifying the revised delivery date, to the Owner between [*] and [*] calendar days before the Delivery Date, or if the Builder has provided no notice of delay to the Owner before the Delivery Date, then the Builder shall pay to the Owner as final liquidated damages (and not as a penalty) an amount of €[*] for each calendar day of delay in delivery (and pro rata) beyond midnight in Italy on the day falling [*] from the Delivery Date.

8.9 If delivery of the Vessel to the Owner in accordance with this Contract has not been made for whatever reason or combination of reasons (except for delays actually occasioned by modifications under Article 24 or by any Owner's Delay), by the date falling [*] days from the original delivery date then in any such case the Owner may, at any time thereafter, terminate this Contract with the consequences referred to in Article 20.

8.10 The Owner will not be entitled to refuse delivery of the Vessel on account of minor non-conformities, meaning any minor defects or minor outstanding works which do not (i) impair the Owner's ability to register the Vessel under its chosen flag or to utilize the financing required to fund payment of the installment of the Contract Price payable on delivery of the Vessel, or (i) render the Vessel unseaworthy, or (iii) prevent the safe operation of the Vessel , or (iv) prevent the Vessel from entering - and remaining - in full and unrestricted passenger revenue service on the Owner's scheduled commencement date, and without any material restrictions to the Vessel's operational capabilities provided that (a) the Builder undertakes (at its expense, risk and time) to complete the works required to remedy such minor non-conformities, without discomfort to the passengers or other impairment of their use and enjoyment of the Vessel, as soon as reasonably possible after delivery in accordance with a remedial plan and timetable to be approved in writing by the Owner before delivery (the Builder agreeing that for the use by its makers, subcontractors or suppliers precedence will be given to crew cabins); and (b) for such minor non-conformities, the guarantee period referred to in Article 25 shall commence on the date of completion of the relevant remedial works rather than on the date of delivery of the Vessel, and Article 25 shall be deemed amended accordingly. The Builder shall prepare a remedial action plan and timetable to be agreed with the Owner in good time before delivery.

8.11 If it is not practicable before delivery for the Builder to demonstrate the contractual performance of any of the specified equipment or the contractual performance of any of the specified technical systems of the Vessel in its intended operating conditions, the Builder will demonstrate such performance as soon as practicable after delivery, and if it is not practicable to do so within [*] days after delivery compliance or non-compliance shall be determined by calculations (approved by the Classification Society or by any other Class Registry reasonably acceptable to both parties). In case of deficiencies in performance the Builder will remedy such deficiencies under the guarantee contained in Article 25 save that, for such deficiencies, the guarantee period referred to in Article 25 shall commence on the date of completion of the relevant remedial works rather than on the date of delivery of the Vessel, and Article 25 shall be deemed amended accordingly.

8.12  From the time when the first work inspections and approvals are to be made and given on behalf of the Owner, the designated representatives of the Builder and the Owner shall keep a written list of defects and deficiencies (including minor non-conformities). The Builder and the Owner, each acting reasonably, shall update this list at face to face or telephonic progress meetings to be held at regular intervals (as the period may require) as the parties may from time to time agree (“progress meeting”) to reflect the addition and removal of defects and deficiencies. At such progress meetings the Builder will also update the Owner about the construction schedule progress.

8.13 All defects and deficiencies in the Vessel as notified by the Owner at the time of delivery (or which were not apparent upon a reasonable external examination at delivery of the Vessel), shall be covered by the Builder's guarantee under, and shall be remedied in accordance with, Article 25.

8.14 The Builder will give the Owner's crew access to the Vessel with effect from two (2) weeks before the expected delivery date. The parties will co-ordinate and co-operate with each in good time to confirm and implement such access arrangements provided that the same shall not delay or interfere with the Builder’s work to complete the Vessel in time for the expected delivery date.

ARTICLE 9

Price

9.1	The Owner shall pay to the Builder for the Vessel the price of €343,000,000 (euro three hundred and forty three million) (the "Contract Price"). This is a fixed price and may be adjusted only in strict accordance with, and subject to, the express provisions of this Contract.

9.2	The Contract Price includes allowances of: (i) €[*] for the catering area (including culinary school catering equipment), local entertainment and carpet installation in the Vessel; (ii) €[*] for supplies such as loose furniture, spare parts, artworks and other services linked to the construction, decoration and operation of the Vessel; and (iii) €[*] . for the installation of a scrubber system and any further technical improvements or upgrades, including any relating to the configuration of the engines. These allowances shall be adjusted, applied and accounted for in the manner agreed by the parties and documented separately from this Contract.

ARTICLE 10

Payment Conditions

10.1	The Contract Price shall be paid in the following installments:

(A)  [*] %, being €[*], within [*] banking days in New York and Rome after the Effective Date (as defined in Article 32);

(B)  [*] %, being €[*], on the later of the start of steel cutting and the date falling [*] months prior to Delivery Date;

(C)  [*] %, being €[*], on the later of keel laying and the date falling [*] months prior to Delivery Date;

(D)  [*] %, being €[*], on the later of float out and the date falling [*] months prior to Delivery Date; and

(E)  [*] %, being €[*], on delivery of the Vessel.

If any of the above events will be achieved on a date different from that originally planned, the Builder will promptly inform the Owner of the new date.

To enable timely funding of each installment, the Builder will inform the Owner at least [*] days in advance of the expected due date for payment of each installment.

10.2 The Owner's obligations to pay each installment of the Contract Price referred to in Article 10.1 (A) to (D) shall, in the case of each such payment, be subject to and conditional upon the Owner's receipt of the Builder's invoice.

10.3 The amount due by the Owner or the Builder for each modification to the Specification and the Plans shall be accounted for as follows: (i) [*]% of the agreed modification amount shall be paid by the Owner within [*] days after the Owner's receipt of the invoice issued pursuant to the agreement relating to the modification, or (as the case may be) credited by the Builder within [*] days after the date of the agreement relating to the modification; and (ii) [*]% of the agreed modification amount shall paid by the Owner, or (as the case may be) credited by the Builder, on delivery of the Vessel.

10.4 Liquidated damages, if any, for delivery, capacity, speed, deadweight or fuel oil consumption will be determined on delivery of the Vessel (or, in the case of termination of this Contract for delay in delivery, on termination) and the relevant amount will be paid on delivery or (as the case may be) on termination of this Contract.

10.5 The Owner shall not delay or discontinue any payment required under this Contract for any reason whatsoever except in the event of the Builder tendering delivery of the Vessel or the delivery documents when it or they are not in deliverable condition under this Contract or the proper termination of this Contract or the total loss of the Vessel under this Contract. Exceptions, disputes or claims, if any, by the Owner against the Builder shall be asserted separately, pursuant to the provisions set forth in Article 30.

ARTICLE 11

Defaults by the Owner

11.1	If the Owner fails to pay, on the relevant due date, any installment of the Contract Price or other amount due under this Contract, then the Owner shall pay to the Builder - as from the due date - interest at the rate of [*]% per annum over three (3) months EURIBOR as displayed on the relevant page of the Telerate or Reuters screen from time to time or, if such display is not available at any time, as quoted by a similar reliable source (the "Contract Rate").

11.2	Moreover, the Builder shall be entitled to one day's extension in the delivery time of the Vessel for each day of delay in the payment of any sum referred to in Article 11.1 and if the delay in payment exceeds [*] days as from the date of the Owner's receipt of written notice of non-payment from the Builder, then the Builder shall have the option to suspend all production of the Vessel until payment of the unpaid sums (and interest thereon at the Contract Rate) has been received by the Builder.

11.3	If the delay in the payment of any sum referred to in Article 11.1 exceeds [*] days from the date of the Owner's receipt of written notice of non-payment from the Builder, then at any time thereafter the Builder, even if it has elected to suspend its obligations under Article 11.2, or if any of the events specified in Article 11.7 occurs and is continuing, may give to the Owner notice in writing declaring the Contract terminated and claiming damages.

11.4	To recover payment of the damages for default of the Owner under this Article 11 the Builder shall have the option (but shall not be bound) to sell the Vessel before or after having completed it, together with (at the Builder's discretion) any Owner's Supplies in the Builder's possession, without prejudice to any other of the Builder's rights.

11.5	If the Builder elects to sell the Vessel (together with any such Owner's Supplies), then the sale shall be effected by auction or by private sale, on such terms and conditions at such price as the Builder (acting reasonably) shall determine. If the net proceeds of such sale and the installments of the Contract Price already paid by the Owner do not cover the direct damages and expenses incurred by the Builder (including, without limitation, direct costs and expenses incurred by the Builder in connection with the sale, and any direct costs and expenses incurred by the Builder in constructing and completing the Vessel after termination of the Contract), the Owner shall be liable for the difference.

11.6	If the Owner fails to take delivery of the Vessel upon a valid tender of the Vessel and the delivery documents for delivery in accordance with the terms of this Contract then, without prejudice to any other right of the Builder, [*] days after the Owner's receipt of the Builder's written notice that the Owner has wrongfully failed to take delivery of the Vessel and provided that the Owner does not take delivery within such [*] day period, the whole of the outstanding balance of the Contract Price payable under Article 10 and all of the other outstanding payments due from the Owner shall be regarded as having fallen due immediately.

11.7	The events referred to in Article 11.3 are:-

(A)	a bona fide petition, whether voluntary or involuntary, is filed and is not dismissed within [*] days or an effective resolution is passed for the insolvency, liquidation, reorganization or winding up of the Owner (other than for the purposes of a reconstruction or amalgamation or reorganization not involving or arising out of the insolvency and by which the obligations of the Owner are effectively maintained or transferred to the reconstructed, amalgamated or reorganized entity) under the laws of any applicable jurisdiction; or

(B)	a receiver, trustee, liquidator or sequestrator of, or for, the Owner or any substantial portion of the property of the Owner is appointed or the Owner makes an assignment of the whole or a substantial part of its assets for the benefit of its creditors; or

(C)	the Owner is unable to pay or admits its inability to pay its debts as they fall due or if a moratorium shall be declared in respect of any indebtedness of the Owner or the Owner ceases to carry on its business or makes any composition with its creditors generally or is declared insolvent or goes into liquidation.

11.8 The Owner shall indemnify the Builder for any actual additional cost, burden or damage directly caused by the Owner's breach of the Owners’ Supply provisions or other Owner’s obligations.

ARTICLE 12

Trials

12.1	The Vessel shall run the following testing trials:

(A)	Berth trials as specified in the Specification.

(B)	Official sea-trials as provided in the Specification during which the trial speed and the propulsion motors output and revolutions shall be determined in accordance with paragraph (F) of Article 3.1.

An endurance test as well as all other trials and tests included in the sea trial program in the Specification shall also be carried out with recording of measurements of all parameters, enabling determination of performance relevant to each test.

The trials program will be timely agreed upon by Owner and Builder.

12.2	The speed runs and endurance test shall be run at the draft of [*] metres or at the draft attainable by ballasting the Vessel with ballast water using tanks and compartments intended for this purpose.

As far as practicable the draft and conditions shall be as close as possible to the corresponding draft and other actual trial conditions at which tank model test have been carried out. Should such speed trial draft and other actual trial conditions be other than the draft and conditions specified in paragraph (F) of Article 3.1, the speed, the propulsion motors’ output and the revolutions corresponding to the latter draft and conditions shall be determined on the basis of the results recorded at the sea trials by means of data from the model tests carried out with the final hull form and design propellers.

12.3	All trials and measurements will be conducted in a manner and to an extent as prescribed in a detailed schedule based on the Specification. The methods to be used are to be selected by the Builder, in accordance with the common practice (as followed on the Reference Ship and approved by the Owner, acting reasonably).

12.4	The Builder has the right to subcontract speed and power measurements to an independent model basin or research institute. However, the Owner will be kept fully informed and allowed to observe and ascertain measurements recorded during the trials as if the Builder had carried out the tests with its own personnel.

12.5	Should any adverse weather condition prevent the Builder from carrying out properly the official trial on the day scheduled therefor, the Builder has the right to postpone the trial or such part of it as deemed necessary. In such case the Builder shall be entitled to an extension of the Vessel's delivery time covering the whole period of postponement, subject to and in accordance with Article 26, provided that the Vessel's delivery is actually delayed by such postponement and provided further that the Builder shall promptly carry out the postponed trial or part as soon as conditions allow.

12.6	The Builder will be entitled to conduct a preliminary sea trial, enabling checking and adjustment of the propulsion plant and the detection of defects and deficiencies, such as excessive noise and vibration, and their correction in good time. The preliminary sea trial will take place as soon as the Vessel is sufficiently completed for this purpose. The Owner's representatives will be entitled to attend such preliminary trial and will be given reasonable advance notice by the Builder. Any adjustment to the functioning of the power generation and propulsion plants and system associated otherwise shall be within the normal limits prescribed by the makers of the propulsion plant and will not in any case cause conditions of undue stress or any other abnormal condition in the Vessel, its machinery and equipment.

12.7	The sea trials program will include trials for the determination of the steering and manoeuvring characteristics of the Vessel.

12.8.	The Builder shall have the right to repeat any trial whatsoever after giving reasonable notice to the Owner, without prejudice to the Owner's rights under the other provisions of this Contract. Where a test memorandum is available, the parties shall sign it to signify the acceptance of the test and relevant equipment, machinery or system (or to rise specific remarks, as the case may be). Such repetition will be in the Builder's time and cost.

12.9	The official sea trials will be carried out using Fuel Oil with a viscosity up to 380 cSt at 50°C

12.10	All risks and expenses for the trials will be borne by the Builder who, during the sea trials, will provide the necessary crew at its own risk and expense.

12.11	Should any breakdowns occur during the trials, entailing their interruption or irregular performance and breakdown cannot be repaired by the normal means available on board, the trial so affected will be cancelled and will be repeated by and at the expense of the Builder.

12.12	If the breakdowns could be repaired by the normal means available on board, the trials, with the previous agreement between the Owner and the Builder, will be continued and considered as a valid trial.

12.13	The Builder shall give the Owner [*] days notice of the anticipated date of the sea trials.

12.14	Provided the Builder will make available to the Owner the results of the sea trials within [*] days after completion of sea trials, within the following [*] days, the Owner shall give the Builder a notice in writing, of completion and acceptance or (as the case may be) rejection of the results of the sea trials.

12.15. In the event that the Owner rejects the results of the sea trials as not conforming to this Contract or to the Specification or the Plans, the Owner shall in reasonable detail indicate in its notice of rejection in what respect the Vessel, or any part or equipment thereof, does not conform to this Contract and/or the Specification and/or the Plans.

12.16 In the event that the Owner fails to notify the Builder as aforesaid of the acceptance or the rejection, together with the reason therefore, of the sea trials within the period as provided above, the Owner shall be deemed to have accepted the sea trials of the Vessel.

12.17 Acceptance of the results of the sea trials as above provided shall be final and binding so far as conformity of the Vessel to this Contract and the Specification and the Plans to the extent demonstrated on such trials is concerned and shall preclude the Owner from refusing formal delivery of the Vessel as hereinafter provided, on the grounds of non conformity of the Vessel in respect of items whose conformity has been demonstrated and accepted during the sea trials so long as the Builder complies with all other requirements for delivery under this Contract. For the avoidance of doubt, the parties confirm that if any damage/failure occurs or is discovered between the Owner's acceptance of the results of the sea trials and delivery that are not minor non-conformities as defined in Article 8.10 the Owner may require the Builder (at the latter's cost and time) to remedy the same to the standards required by this Contract and to demonstrate the same to the Owner before the Builder tenders the Vessel for Delivery.

12.18 Should any fuel oil or lubricating oil in storage tanks or unbroached barrels but excluding oils in circulation, greases and ship's stores, including fresh water furnished by the Builder for the sea trial remain on board the Vessel at the time of acceptance thereof by the Owner, the Owner agrees to buy the same from the Builder at the Builder's cost price.

12.19 If the Owner supplies any spares and other parts for any stage of the trials that are consumed during the trials, at Owner's option the Builder will replace the relevant items or reimburse the Owner at its cost price.

ARTICLE 13

Speed - Liquidated Damages

13.1	Should the speed of the Vessel, at the design draft of [*] metres determined in accordance with Article 3.1(F), under the conditions set out in the Specification, as determined in Article 12, be lower than [*] knots, the Builder shall pay to the Owner, as final liquidated damages, the following cumulative amounts:-

-	for the [*] of a knot of less speed:	[*]
-	for the [*] of a knot of less speed:	€[*]
-	for the [*] of a knot of less speed:	€[*]
-	for the [*] of a knot of less speed:	€[*]
-	for the [*] of a knot of less speed:	€[*]
-	for the [*] of a knot of less speed:	€[*]
-	for the [*] of a knot of less speed:	€[*]
-	for the [*] of a knot of less speed:	€[*]

with fractions being counted in proportion.

Should the speed of the Vessel determined as aforesaid be less than [*] knots, then the Owner, as an alternative to receiving the foregoing liquidated damages, shall have the option to terminate this Contract with the consequences provided for in Article 20.

ARTICLE 14

Deadweight - Liquidated Damages

14.1	The Vessel's deadweight - as determined in the Specification - in sea water of 1.025 specific gravity on the mean draft of [*] metres from the base line will not be less than [*] metric tons.

14.2	Should the Vessel's deadweight be less than [*] metric tons, then the Builder shall pay to the Owner, as final liquidated damages, an amount of €[*] for each metric ton of lesser deadweight for the first [*] metric tons and €[*] for the subsequent [*] metric tons, with a fixed free allowance of [*] metric tons.

14.2	Should the Vessel's deadweight be less than [*] metric tons, then the Owner, as an alternative to receiving the aforementioned liquidated damages, shall have the option to terminate this Contract with the consequences provided for in Article 20.

ARTICLE 15

Stability

15.1	The Vessel's stability characteristics shall be such as to fulfill the requirements of the Class Rules and the Regulatory Rules set out in Article 2, and to ensure the Vessel's sea-keeping characteristics and seaworthiness.

15.2	An inclining test for the determination of the Vessel's stability characteristics shall be carried out in accordance with the provisions of Classification Society.

15.3	(A)	If necessary to enable the Vessel to comply with the requirements of the Class Rules and the Regulatory Rules set out in Article 2, the Builder may use the double bottom void tanks for ballast water; such tanks to be coated as specified in the Specification for ballast tanks and to be provided with ballast suctions and sounding pipes both port and starboard.

(B)	If necessary in order to fulfill the deadweight commitments in accordance with Article 3.1 of the design draught may be increased.

In either (A) or (B) above or a combination of both, the design draught may be increased up to a maximum of [*] metres and the design draught referred to in Article 3.1(F), 12.2, 13 and 14.1 shall be correspondingly increased.

The foregoing provisions do not relieve the Builder of its responsibility to comply in all respects with the specified deadweight, speed and range of the Vessel (as specified in Article 3), with the increased design draft.

If the Vessel's stability characteristics shall not fulfil the requirements of the Class Rules or the Regulatory Rules set out in Article 2, the Owner shall have the option to terminate this Contract with the consequences provided for in Article 20.

ARTICLE 16

Passengers Accommodation Capacity and Noise / Vibration

16.1	The capacity of the passenger and crew accommodation is specified in Article 3, and in the Specification and Plans.

16.2	[NOT USED.]

16.3	In the event that, except in the case of prior written agreement between the Builder and the Owner, the number of the passenger cabins is less than [*], then the Owner, as an alternative to receiving, as final liquidated damages, the amount specified in Article 16.9 for each missing cabin, shall have the option to terminate this Contract with the consequences provided for in Article 20 hereof.

16.4	If when the Builder tenders delivery of the Vessel any passenger cabin is not usable as a cabin for the Owner's intended service with the Vessel, after taking due account of the allowed tolerances, owing to excess noise or vibration levels as set forth in the Specification, then the Builder shall undertake to adopt the required remedial actions in accordance with a written remedial plan acceptable to the Owner or, alternatively, the Owner may require the Builder to pay to the Owner the following final liquidated damages in respect of each such cabin:

16.5	Comfort Class: If, for whatever reason, the Vessel fails to obtain the certificate of compliance with the Comfort Class specified in the Specification, then the Builder shall pay to the Owner, as final liquidated damages for this particular failure, an amount of €[*].

16.6	Notwithstanding the above regarding the Comfort Class certificate, the liquidated damages detailed in Articles 16.7.1 and 16.7.2 shall apply.

16.7	Noise, Vibration and Thruster Vibration

16.7.1	Noise: If the Specification limits are exceeded in any passenger cabin then the following liquidated damages will apply, after [*] dbA of grace:

-	from [*] to [*] dbA: €[*] per cabin and €[*] per suite

-	from [*] to [*] dbA: €[*] per cabin and €[*] per suite

-	above [*] dbA: €[*] per cabin and €[*] per suite.

If the limits referred to above are exceeded by more than [*] dbA in more than [*]% of the passenger cabins the Owner will be entitled to terminate this Contract with the consequences provided for Article 20.

16.7.2	Vibration: If the Specification limits are exceeded in any passenger cabin then the following liquidated damages will apply, after [*] mm per sec of grace:

-	from [*] to [*] mm per sec: €[*] per cabin
-	from [*] to [*]mm per sec: €[*] per cabin
-	from [*] to [*] mm per sec: €[*] per cabin
-	above [*] mm per sec: €[*] per cabin or public space (mean value).

If the limits referred to above are exceeded by more than [*] mm per sec in more than [*]% of the passenger cabins the Owner will be entitled to terminate this Contract with the consequences provided for Article 20.

16.7.3 Thruster Vibration: If vibration caused by the thrusters exceeds:

-	[*] mm per sec (with a tolerance of [*] mm/sec). in any passenger cabin, the Builder shall pay liquidated damages of €[*] per cabin; and
-	[*] mm per sec (average value, with a tolerance of [*] mm/sec) in any dining venue, the Builder shall pay liquidated damages of €[*] per space.

16.8	Without prejudice to the foregoing provisions and to the Builder's obligations under this Contract, the parties will work co-operatively together: (i) to identify any areas where impact, noise and vibration could be an issue and to agree acceptable limits and solutions for prevention; and (ii) to agree to acceptable vibration levels relating to the operation of the Vessel's thrusters.

16.9	The Builder shall pay as liquidated damages for each missing cabin the amounts detailed below:-

[*] cabins deficiency:	€ [*] for each Single cabin; and
€ [*] for each Entry level cabin.

[*] cabins deficiency:	€ [*] for each Single cabin; and
€ [*] for each Entry level cabin.

In order to avoid the loss of cabins in the categories of Deluxe and above the Builder may adjust the cabin mix. If after the cabin mix adjustment the missing number of Single cabins exceeds [*], then the Owner will be entitled to terminate this Contract in accordance with and with the consequences provided for in Article 20.

ARTICLE 17

Fuel Oil Consumption - Liquidated Damages

17.1	For the main diesel engines a shop test shall be carried out in accordance with the Specification. During such shop test the specified fuel consumption shall be ascertained and corrected to the design parameters.

17.2	For this purpose the shop test shall be run on marine diesel fuel oil with each diesel engine developing [*]% MCR at [*] revolutions. The measured fuel consumption shall be corrected to a reference lower calorific value of [*] kilojoules per kg and ISO 3046/1 standard conditions. The fuel consumption of the main propulsion plant so corrected shall not exceed [*] grams per kWh, including the engine driven pumps (lube oil and high temperature cooling water) for both engine types listed in Article 3.1 (E) Should the engine speed and/or fuel consumption of the actual diesel engines selected pursuant to the Makers’ List be different than the [*] rpm and/or [*] grams/kWh given above, then such engine speed and/or fuel consumption shall be replaced with the corresponding value of actual diesel engines in this Article 17.2 and in Articles 17.3 and 17.4 below.

17.3	With respect to any of the engines, should the corrected fuel consumption be in excess of [*]% but less than [*]% of [*] grams per kWh for both engine type listed in Article 3.1 (E) , the Builder shall pay to the Owner, as liquidated damages and not by way of penalty, an amount of €[*] for each full one per cent and pro rata for each fraction thereof in excess of [*]% of [*] grams per kWh for both engine types listed in Article 3.1 (E) save and except that the Builder shall have the right to remedy any defect causing such excessive fuel consumption and repeat the trial.

17.4	With respect to any of the engines, should the corrected fuel consumption be in excess of [*]% of [*] grams per kWh for both engine type listed in Article 3.1 (E), the Builder shall pay to the Owner, as liquidated damages and not by way of penalty, an amount of €[*] for each full one per cent and pro rata for each fraction thereof in excess of [*]% of [*] grams per kWh for both engine types listed in Article 3.1 (E) save and except that the Builder shall have the right to remedy any defect causing such excessive fuel consumption and repeat the trial.

17.5	With respect to any of the engines, should the corrected fuel consumption be in excess of [*]% of [*] grams per kWh for both engine types listed in Article 3.1 (E) the Owner, as an alternative to receiving the above mentioned liquidated damages, shall have the option to refuse the defective engine, save and except that the Builder shall have the right to remedy any defect causing such excessive fuel consumption and repeat the trial.

ARTICLE 18

Vibrations and Noise

18.1	The noise and vibration permissible levels, calculations and investigation for the prediction thereof, exciter tests measurements, and precautions to be carried out by the Builder shall be in accordance with the provisions of the Specification.

18.2.	Subject to Article 16, in case the measurements of said levels should register any exceeding value, the Builder shall be entitled to take any appropriate remedial actions (at its cost, time and risk) within the expiration of the guarantee period (or, if later, and to the extent reasonably required by the Owner, at the first dry docking of the Vessel), subject however to the agreement of the Owner in respect to the timetable and the remedial action plan, in order to avoid any disturbances to passengers.

ARTICLE 19

Maximum Amount of Liquidated Damages

The amount of the liquidated damages referred to in Article 8 (delivery), 13 (speed), 14 (deadweight), 16 (capacity, noise and vibration) and 17 (fuel consumption), shall in no case whatsoever exceed in aggregate [*]% of the Contract Price, and individually - for each item referred to above – [*]% of the Contract Price. The Owner shall waive its entitlement to recover any damages in excess of this maximum amount.

If delay in delivery for which the Builder is responsible exceeds the point at which the Builder is liable to pay liquidated damages under article 8, the Owner may terminate the Contract, with the consequences provided for in Article 20, provided that the Owner can clearly demonstrate that the delay in delivery will continue for longer than [*] days from the original delivery date (as extended in accordance with Article 8.9).

Each of the liquidated damages entitlements provided for in this Contract represents a genuine pre-estimate by the parties of the relevant loss to the Owner and each such entitlement shall take effect as such and not as a penalty. However, if any such provision is found for any reason to be void, invalid or otherwise inoperative so as to disentitle the Owner from claiming liquidated damages, such provision will be deemed deleted from this Contract to the extent it refers to liquidated damages and the balance of the provision and the other provisions of this Contract will remain in full force and effect. In any such case the Builder will be liable to pay general damages to the Owner in respect of the relevant breach of its obligations under this Contract provided that the Builder's liability in such circumstances will not exceed the Builder's liability to pay liquidated damages if the relevant provision had not been deemed deleted.

ARTICLE 20

Termination of the Contract -

Liquidated Damages to be paid by the Builder

20.1	The Contract may be contractually terminated by either party only under the express provisions of this Contract. If this Contract is terminated by the Owner under Articles 8, 13, 14, 15, 16, or 17, or paragraphs 2 or 3 of this Article, the Owner shall be entitled to:

(A)	the refund of all the sums paid to the Builder together with interest at the Contract Rate, compounded on a quarterly basis, running from the date of the Builder's receipt of the relevant amount to the date of the Owner's receipt of the refund; and

(B)	the return of the Owner's Supplies or the payment of an amount equal to the cost to the Owner of replacing those items of Owner's Supplies that cannot be returned or that cannot reasonably be used by the Owner;

(C)	in the case of termination pursuant to Article 8, the liquidated damages that would have accrued pursuant to Article 8.8 if the Vessel had been delivered on the date of termination (always subject to Article 19); and

(D)	limited to the provisions mentioned under Article 20.3(B), if the Owner's right to terminate this Contract becomes exercisable as a result of any gross negligence or willful default on the part of the Builder (or those for whom the Builder is responsible under this Contract) the Owner shall, in addition to the refunds and payments referred to above, be entitled to claim and recover from the Builder as agreed liquidated damages for loss of this Contract, and not as a penalty, an amount equivalent to [*] % of the Contract Price.

Except as otherwise expressly agreed and as provided in this Article 20.1, the Builder shall not have any further or other liability arising from this Contract following termination under the provisions referred to in this Article 20.1.

20.2	If:

(A)	a bona fide petition, whether voluntary or involuntary, is filed and is not dismissed within thirty (30) days or an effective resolution is passed for the insolvency, liquidation, reorganization or winding up of the Builder (other than for the purposes of a reconstruction or amalgamation or reorganization not involving or arising out of insolvency and by which the obligations of the Builder are effectively maintained or transferred to the reconstructed, amalgamated or reorganized entity) under the laws of any applicable jurisdiction; or

(B)	a receiver, trustee, liquidator or sequestrator is appointed of or for the Builder or any substantial portion of the property of the Builder; or

(C)	the Builder is unable to pay or admits its inability to pay its debts as they fall due or it suspends payment of its debts or ceases to carry on its business or makes any composition with its creditors generally or is subjected to amministrazione controllata;

and in each of the above cases the construction of the Vessel is suspended for a period of more than thirty (30) days for reasons other than any of the events specified in Article 26 (in any case in which such events excuse delay in construction);

then, the Owner may immediately (but without being bound to do so) terminate this Contract by written notice to the Builder.

20.3	If:

(A) the Builder is declared insolvent or goes into liquidation or winding-up under the laws of any applicable jurisdiction; or

(B) the Builder (i) removes the Vessel from the Yard except as permitted by the express provisions of this Contract, or (ii) assigns or transfers this Contract or subcontracts the whole or substantial part of the Vessel construction to be carried out by the Builder, except as permitted by the express provisions of this Contract, or (iii) fails to effect or maintain any of the insurances required under Article 23; in each of such case, the termination may occur only upon a notification to the Builder providing a reasonable time (not less than thirty (30) days) to remedy the default, then the Owner may immediately (without being bound to do so) terminate this Contract by written notice to the Builder.

ARTICLE 21

Property and Intellectual Property Rights

21.1 During construction, the hull and/or parts of it, the engine and/or parts of it, the machinery, the equipments and/or outfitting materials and, in general, whatever else is intended for the construction of the Vessel (excluding Owner's Supplies and any other items supplied by the Owner), shall be the Builder's property, and the Builder undertakes, in any case, not to dispose of the Vessel and not to allow any mortgage or lien to be registered on the Vessel, without the Owner's prior written consent. On the delivery of the Vessel, the Owner will acquire the whole property of the Vessel with full title guarantee and free from all claims, encumbrances and liens whatsoever.

21.2 The Builder shall procure all such approvals and licenses, and pay all such royalties, license fees or other similar charges, on or in connection with: (i) the Vessel; (ii) any equipment, parts and other items (apart from Owner's Supplies) installed or incorporated in, stowed on or otherwise delivered with the Vessel; and (iii) any part of the building work, as may be necessary to ensure that the same are delivered to the Buyer and may be owned and operated by the Buyer (and its successors, assignees and counterparties) without infringement of any patent, patent right, copyright, trademark, trade secret or other intellectual property right.

21.3 The Builder shall indemnify fully, hold harmless and defend the Owner from and against all losses which it may suffer or incur as a result of any actual or alleged infringement of any patents, patent rights, copyrights, trademarks, trade secrets or other intellectual property rights of any kind or nature on or in connection with the Vessel or any equipment, parts and other items relating to the Vessel (other than Owner's Supplies) or any part of the building work or the ownership or the use thereof by the Owner. In addition, at its cost and risk the Builder shall take all such steps as may be required by the Owner to replace any infringing part with a non-infringing part which is satisfactory to the Owner.

21.4 The Owner shall indemnify fully, hold harmless and defend the Builder from and against all losses which it may suffer or incur as a result of any actual or alleged infringement of any patents, patent rights, copyrights, trademarks, trade secrets or other intellectual property rights of any kind or nature on or in connection with any Owner's Supplies. In addition, the Owner shall ensure that the Builder is permitted to use and handle all of the Owner's Supplies for the purposes of this Contract so as enable the Builder to install the same on board the Vessel without any delay relating to license, use payments or any other intellectual property matters.

21.5 All copyright, trade mark, patent and other intellectual property rights, and all similar rights of ownership or other proprietary rights, created or developed by the Owner or any of its employees, agents, consultants or contractors in connection with the arrangement suggestions contained in the Owner's proposed version of the GAP - REGENT – Luxury Cruise Newbuild produced by IMA and dated 3rd September 2011 (the "IMA GAP") - provided by the Owner to the Builder, is and shall remain the exclusive property of the Owner who reserves all proprietary rights and other rights in and to the same. The Builder shall not have or obtain any rights of ownership or other rights in or to the IMA GAP except the right to use the same in order to perform its obligations under this Contract. Notwithstanding the Owner's rights in the IMA GAP, the Owner's inputs in connection with the development of the Specification and the Plans, and the Owner's provision of Architectural Drawings and approvals under this Contract, the Builder shall be solely responsible for the design and construction of the Vessel.

21.6 Subject to Article 21.5, all copyright, trade mark, patent and other intellectual property rights, and all similar rights of ownership or other proprietary rights, created or developed by the Builder or any of its employees, agents, consultants or contractors for creating the Specification and the Plans, with the sole exception of the IMA GAP (the "Builder's IPR") in connection with the Vessel or any matter which is the subject of this Contract, is and shall remain the exclusive property of the Builder who reserves all proprietary rights in and to the same.

21.7 The Owner shall not have or obtain any rights of ownership or other proprietary rights in or to any of the Builder's IPR. However, the Builder hereby irrevocably grants to the Owner, its permitted assigns, and to future owners, operators and managers of the Vessel a perpetual, transferable, non-exclusive worldwide royalty free license to copy, communicate and use the drawings, manuals, plans and other documents to be provided by the Builder at delivery for the purposes of carrying out maintenance works, repairs or post-delivery modifications to the Vessel, to market the Vessel for charter or sale, or to exercise its rights and perform its obligations under this Agreement. To the extent that any of the Builder's subcontractors owns any of the Builder's IPR, the Builder shall ensure that the relevant subcontractors grant consent for the foregoing purposes.

ARTICLE 22

Responsibility after Delivery

On delivery of the Vessel to the Owner (and subject always to any agreed obligations of the Builder that will continue after delivery including in relation to the removal of minor non-conformities or the Builder's completion of other works, tests or measurements after delivery), every responsibility for the safety and generally for the condition of the Vessel is transferred to the Owner, remaining on the part of the Builder only the guarantee obligations set forth in Article 25.

ARTICLE 23

Insurance

23.1	The Vessel under construction will be insured at the Builder's expense, and at no cost to the Owner with leading insurance companies, under the "Institute Clauses for Builders' Risks" (and usual supplementary conditions) and against all risks covered by the "Institute War Clauses/Builders' Risks".

23.2	The insurance of the Vessel shall be effected for [*] of the installments of the Contract Price and other payments in respect of the Vessel actually paid to the Builder from time to time provided that – in consideration of the actual stage of construction – a real risk of loss is reasonably foreseeable up to such amount.

23.3	At the request and cost of the Owner, the Builder will extend the insurance cover provided for in this Article 23 to cover [*] of Owner's Supplies from time to time delivered to the Builder.

23.4	Subject to Article 23.5, the insurance monies will be allocated to the repair of damages or the reconstruction of the Vessel or (if the cover extension referred to in Article 23.3 is made) the repair or replacement of the affected Owner's Supplies.

23.5	In the event of the total loss (meaning an actual or constructive or arranged or compromised total loss) of the Vessel before delivery, or the abandonment of the Vessel before delivery, the Builder shall be entitled to withdraw from this Contract or, if so agreed in writing by the Owner, to fulfill it but with the right to an agreed extension of the delivery term. If the Builder exercises its withdrawal right or the Owner refuses to agree to permit the Builder to fulfill this Contract, the Owner shall be entitled to:

(A)	the reimbursement of the amounts already paid to the Builder on account of the Contract Price of the Vessel (plus interest at the Contract Rate from the relevant date of receipt by the Builder to the date of the Owner's receipt of the reimbursement payment); and

(B)	if the cover extension referred to in Article 23.3 is made, payment of an amount equal to the cost to the Owner of replacing those Owner's Supplies that have been delivered to the Builder;

23.6	To guarantee the reimbursement referred to in Article 23.5, the insurance policies effected by the Builder will be bound in favor of the Owner and/or its assignees (up to the amount set out in Article 23.2 and, if applicable, Article 23.3) and endorsed with appropriate loss payable clauses acceptable to the Owner (such acceptance not to be unreasonably withheld or delayed) providing for payment to the Owner of the amounts due to it. With the exception of premiums for any cover extension made under Article 23.3, all premiums will be for the sole account of the Builder and neither the brokers nor the insurers will have any rights of recourse against the Owner or the Vessel or any rights to make any deduction, set off or other withholding from any sums payable to the Owner or its assignees. As soon as practicable after issuance of the required insurance cover, the

Builder will provide the Owner with a copy of the insurance cover note and other usual available documents specifying the terms and underwriting security for the insurances.

23.7	If at any time before or at delivery the Vessel is subject to any damage that does not involve a total loss of the Vessel (as defined in Article 23.5), the Builder shall make good the damage so as to comply with the requirements of this Contract as quickly as reasonably possible after the occurrence of the damage. The Builder shall apply any amounts recovered under the insurance provided for in this Article 23 to the costs of repair or replacement, including any repair or replacement of lost or damaged Owner's Supplies.

23.8	If the Owner does not receive any part of the sums payable to it under this Article 23 by reason of any act, neglect or default on the part of the Builder or any of those for which the Builder is responsible under this Contract (including its subcontractors), the Builder will indemnify the Owner for the shortfall.

ARTICLE 24

Modification to Plans and Specification

24.1	Subject to paragraph (3) of this Article, the Builder shall make the modifications, if any, to the Specification and Plans, requested by the Owner provided that in the reasonable opinion of the Builder such modifications or accumulation of modifications do not adversely affect the Builder's commitments to purchasers of other vessels from the Yard.

24.2	Both the requests by the Owner and their acceptance by the Builder will be made in writing.

24.3	The Builder shall notify the Owner in writing of the variations in price and other contractual conditions necessarily occasioned by the modifications allowed under Article 24.1, and shall execute such modifications only upon written acceptance of the foregoing variations by the Owner. The Builder shall submit to the Owner for approval changes to the Plans and Technical Drawings resulting from such modifications.

24.4	The Owner's written acceptance must reach the Builder within [*] days from the date of the Builder's notice or such longer period as the Owner may request and the Builder may agree in its reasonable discretion.

24.5.	Should such an acceptance be not received within the terms set forth in Article 24.4, the Builder shall have the right to continue the Vessel's construction as though no request for modifications had been made by the Owner.

24.6.	In case of disagreement on the price and/or consequent variation of the contractual conditions concerning the modifications accepted by the Builder, the Owner may have the requested modifications executed, but shall undertake by written notice to the Builder to pay the price requested (or the other variations quoted) by the Builder, according to the terms of Article 10.3 hereof. The Owner will remain free to submit the matter in dispute pursuant to Article 30.

24.7 In the event that, subsequent to the date of signature of this Contract variations are made to the provisions compliance with which is compulsory, the Builder shall notify the Owner in writing of the consequent modifications with their relevant price and other variations necessarily occasioned by such changes (which shall be determined having regard to the provisions of this Article, except for section 24.6).

The Owner may first apply, or if such action should properly be taken by the Builder may require that the Builder shall first apply, for a formal waiver of compliance with such changed requirements from the authority by whom the changes have been promulgated, if the Owner consider that the operation of the Vessel in its intended service would permit of such waiver. In such event the Builder will fix a reasonable time limit after which if the waiver has not been obtained, the Builder will go on with the necessary variations. Any additional costs caused by the application for such waiver whether or not obtained shall be for account of the Owner and the date of delivery of the Vessel if actually delayed thereby shall be extended by the time used in connection with the waiver application.

24.8 In the case of any substantial modification (meaning any modification where the cost would be likely to exceed €[*]), the Builder will provide a detailed budgetary articulation (including engineering, material, manpower, cost of subcontractors and materials, Builder’s mark-up and other information requested by the Owner) in respect of the quotation submitted so as to afford the Owner reasonable sufficient evidence of the activities, works and costs involved.

24.9 Each party will act reasonably in respect of the matters covered by this Article 24.

ARTICLE 25

Guarantee - Liability

25.1 The guarantee of the Vessel shall have the validity of [*] calendar months commencing on the date of the delivery of the Vessel to the Owner, extendable only by virtue of paragraphs (3) or (6) of this Article.

25.2 On the Owner's request, the Builder shall, at its own expense, repair and/or, if necessary, replace at one of its yards any defects or deviations in the Vessel or its design which are either notified by the Owner on delivery or which are not apparent on a reasonable external examination at delivery of the Vessel, provided that such defects and deviations be notified in writing to the Builder on delivery (in the case of such as are discovered on or before delivery) or, at the latest, within one month from the date of their discovery by the Owner.

25.3 If for operational reasons the guarantee dry docking of the Vessel cannot reasonably be carried out before the expiration of the said [*] month period, then the guarantee dry docking can be postponed up to [*] months after delivery of the Vessel. The Builder will agree to perform the guarantee work at the postponed dry docking, provided that all warranties items are jointly listed and properly specified within one month from expiry of the warranty period, and that the relevant suppliers and subcontractors agree to perform the work during the deferred period without any additional cost for the Builder (subject however, notwithstanding Article 25.6, to a warranty of 6 months on the repaired work or replaced part), the Builder agreeing to use its reasonable commercial efforts to obtain the agreement of the relevant suppliers and subcontractors.

If any of the Builder's relevant subcontractors claim increased costs for carrying out any works required by reason of a postponed guarantee dry docking against the costs that would have applied if the dry docking had been carried out within the [*] month period, the proven excess shall be for the Owner's account provided that the Builder will promptly notify the Owner of any such claims and, in co-operation with the Owner, the Builder will use its reasonable commercial efforts to minimize any such increased costs. The Owner, on advance written notice to the Builder, may decide to have an underwater inspection of the Vessel’s hull upon expiration of the guarantee period, to assess the condition of the Vessel's underwater parts.

25.4 The Builder shall provide a guarantee to the Owner in relation to the paint for the Vessel on the same terms as that provided by the paint supplier to the Builder. Such guarantee shall be on the basis that the paintwork shall be carried out under the supervision of and to the satisfaction of authorized representatives of the paint supplier. The Builder shall be responsible for arranging for such supervision.

25.5	Subject to any agreements made by the parties at or before delivery (for example in relation to the remedy of minor non-conformities and other works, measurements and tests to be completed by the Builder at its expense, risk and time after delivery), the Builder's liability in relation to the Vessel, after the Vessel's delivery, shall be limited to the obligations expressly set out in this Article 25 and the Builder and its sub-contractors and suppliers shall have no additional liability whatsoever for damages in any way deriving from or connected either with the foregoing defects or deviations or with the repair and replacement processes relevant to the foregoing defects or deviations, as is also excluded any other liability deriving from or in any way connected with any other cause not included in the foregoing guarantee obligation, which covers solely rectification and/or repair and/or replacement.

25.6	If the Builder itself makes good any defects during the guarantee period specified in Article 25.1 as above, then the provisions of this Article 25 shall apply to the parts repaired or replaced and the repair or replacement work for a period of [*] months after the repair or replacement was completed.

25.7	The Builder agrees within the terms of this Article 25 to investigate the cause of any recurring defect with a view to providing a satisfactory permanent remedy within the guarantee period.

25.8	If it is necessary for the Vessel to be dry-docked solely for repairs or replacements of defects or deviations covered by the Builder's guarantee under this Article 25, the relevant expenses will be borne and paid by the Builder unless the Owner also carries out work for its account during the dry-dock period in which case the dry-dock costs will be allocated proportionately between the parties.

25.9	The Owner shall indemnify and hold harmless the Builder for the expenses of repair or replacement borne by the Builder and which were actually recovered by the Owner on the basis of the insurance policies, provided however that the Owner shall not be obliged to make any claim under its policy.

25.10	The Builder shall not be liable to repair, replace or bear any responsibility for defects or deviations:-

(A)	due to normal wear and tear of the materials and damage whatsoever due to accidents involving the Vessel moored and/or at sea, or to fires, mismanagement or negligence in the use of the Vessel by the Owner or by persons who, at the moment of the damage, were possessed of or governing the Vessel, or by any of their persons-in-charge, official or agent; or

(B)	affecting items of the Owner's Supply, but without prejudice to the Builder's responsibility for defects or deviations in the work of installation of such items.

25.11	Should it prove necessary, in the reasonable opinion of the Owner and after reasonable consultation with the Builder, owing to the conditions and location of the Vessel and the requirements of the Classification Society or the Flag Authority, or to avoid delays in carrying out urgent repairs or replacements, the Owner may have the rectification and/or repair and/or replacement works covered by the Builder's guarantee obligations carried out otherwise than in the Builder's yards, provided that the Owner previously notifies the Builder, by letter or telefax, about the type and extent of the defects or deviations to be remedied stating the reason of the necessity to have the works carried out elsewhere. The Builder shall reimburse the Owner the higher of (i) the retail costs which would have been applicable had the work been carried out at the Yard in effecting such repairs and/or replacements, and (ii) the average of the costs charged for such work on a retail basis by Western European shipyards but not in any event more than the actual costs incurred by the Owner for such work.

25.12	If so requested by the Builder, the Owner shall return, at the Builder's cost and expense, the parts replaced.

25.13	In any case, there is excluded any guarantee and/or liability of the Builder for repair and/or replacement work carried out outside any of the Builder's yards unless carried out on board the Vessel by the Builder's workmen or its subcontractors or by persons arranged for by the Builder or its subcontractors.

25.14	In any case the Vessel shall be taken at the Owner's cost and responsibility to the place selected for the work to be carried out ready in all respects for the guarantee work to be commenced.

25.15	If the guarantee stipulated by any manufacturers or suppliers of machinery, materials, equipment, appurtenances and outfit furnished to the Builder and embodied in the Vessel exceeds the guarantee given by the Builder to the Owner hereunder, the Builder shall use its reasonable commercial efforts to arrange for such extended guarantee rights to be assigned and made available to the Owner.

25.16	The Builder, at its own cost, is to have the right to investigate the validity of the Owner's guarantee claims either by the attendance aboard the Vessel (at its point of service) of an accredited representative or, if in the opinion of the Builder it is practicable to do so after suitable replacement is made, by the removal from the Vessel and the transportation to the Yard of the defective part.

25.17	During the guarantee period, the Builder will be entitled to place on board a guarantee technician approved by the Owner limited to the longer of: (i) the length of the Vessel's first voyage after delivery; (ii) one month from delivery; and (iii) the date upon which the Builder completes the remedy of all defects existing before delivery or discovered during the periods referred to (i) and (ii) above. The Owner will ensure that every assistance is given to the guarantee technician to allow him to inspect the operation of the engine and other machinery and their maintenance. The Owner shall also ensure that the technician has a status on board not inferior to that due to the First Engineer. Should the Owner decide to extend the stay on board of the guarantee technician beyond the periods referred to (i), (ii) and (iii) above, the Owner shall pay to the Builder remuneration for the extended period of the technician's stay equal to that provided for in the ANIE tariffs. The presence on board of the technician shall in no way affect the Owner's liability regarding the good operation of the Vessel nor shall affect the liability of the Builder provided for in this Article or in relation to minor non-conformities.

25.18.  Subject to performance by the Builder of its obligations under this Article 25 and subject to any agreements made by the parties at or before delivery (for example in relation to the remedy of minor non-conformities and other works, measurements and tests to be completed by the Builder at its expense, risk and time after delivery), the Owner waives, with the guarantee agreed upon in this Article 25, any further greater or different guarantee or liability by the Builder.

25.19  The guarantee period provided for in this Article 25 will be extended should the Vessel remain out of service for more than [*] continuous days due to a defect for which the Builder is responsible, by on a day for day basis by any day during which the Vessel is actually prevented from entering or remaining in scheduled passenger service solely on account of any defect or deviation covered by the Builder's guarantee under this Article 25.

ARTICLE 26

Permissible Delay

26.1  Should the Builder be delayed or prevented from tendering delivery of the Vessel by the date specified in Article 8.3 owing to any cause or event reasonably to be considered beyond the control of the Builder including, but not limited to, Acts of God; engagement in war or other hostilities, civil war, civil commotions, riots or insurrections; requirements of civil or military authorities; blockades or embargoes; vandalism; sabotage; epidemics or sickness above the normal statistics of the Builder's Yard; labor shortages or overtime abstensions or strikes or lockouts or other industrial actions, but only if any of such causes or events are general in nature and do not involve only the work force of the Builder’s Yard and/or its subcontractors or their employees; earthquakes; landslides; floods; extreme adverse weather conditions not included in normal planning arrangements; failure of electric current; damage by lightning, explosions, collisions, strandings or fire; accidents resulting in material damage to the Vessel; shortage of materials and equipment or inability to obtain their delivery, provided that such materials and equipment at the time of ordering could reasonably be expected by the Builder to be delivered in time and were ordered in time; delays by land, sea or air carriers; casting, forging or machining rejects or defects in materials, machinery and equipment, provided that the same could not have been avoided or detected by the Builder and/or its subcontractors or their employees using reasonable care; any other cause or event of a similar nature to any of the above reasonably to be considered beyond the control of the Builder; delays caused by delay of the Classification Society or other bodies whose documents are required in issuing such documents; any Owner's Delay (but without prejudice to any other rights of the Builder under this Contract); the effect of the foregoing on the Builder's other commitments; all the foregoing irrespective of whether or not these causes or events occur before or after the date hereinbefore specified as the date on which the Vessel is to be delivered;

Provided that:

a)	the Builder shall have exercised, in connection with any such cause or event, all reasonable efforts to avoid or minimize their occurrence (to the extent, if any, that the any such cause or event could have been avoided or minimized); and

b)	the Builder shall have exercised, in connection with any of such cause or event, all reasonable efforts to mitigate the duration and effects of such cause or event;

then and in any such case the delivery date of the Vessel shall, subject to the following provisions of this Article 26, be extended by the number of working days of delay actually incurred by the Builder in completing and delivering the Vessel in consequence of any of these causes or events.

The period of any such permitted extension, and any other extension of the delivery date permitted by any of the other express provisions of this Contract, shall be a "Permissible Delay".

26.2 As soon as reasonably possible and – in any case - within [*] days after the Builder's management (including its project team) becomes aware of the occurrence of any cause or event, or their effects on the Builder's work under this Contract which it expects may give rise to a Permissible Delay, the Builder shall notify the Owner in writing of the occurrence of the relevant cause or event. Thereafter the Builder will keep the Owner regularly informed about the steps taken, where applicable, to mitigate any delay in the completion and delivery of the Vessel and the predicted effects (if any) on the Delivery Date. Further, as soon as reasonably possible after the occurrence of any cause or event that by its nature is continuing and – in any case - within [*] days after the end of any cause or event which may give rise to a Permissible Delay, the Builder shall notify the Owner in writing that such cause or event has ended and of any Permissible Delay claimed by the Builder. Any failure by the Builder to comply with the notice requirements set out in this Article 26 will operate as a waiver by the Builder of its right to a Permissible Delay by reason of the occurrence of the relevant cause or event. Notwithstanding the foregoing provisions of this Article 26.2, if the cause or event giving rise to a claim for Permissible Delay is an Owner's Delay, then the Builder will not be obliged to give the notice referred to in the first sentence of this Article 26.2 in respect of such cause or event. However, when the relevant action has been taken by the Owner, and if the Builder expects that the cause or event may delay or prevent the Builder from tendering delivery of the Vessel by the date specified in article 8.3, the Builder will notify the Owner of the Permissible Delay claimed by the Builder in respect of the relevant Owner's Delay.

26.3 Notwithstanding any provision to the contrary in this Contract, the Builder shall not be entitled to claim a Permissible Delay under this Article 26 or any other Article of this Contract if and to the extent that the relevant delay was caused by a breach of any of the obligations of the Builder under this Contract or by the gross negligence or willful misconduct of the Builder, its servants or agents or of any of the Builder's subcontractors, their servants or agents.

26.4 For the purposes of this Contract "Owner's Delay" means any default action or omission on the part of the Owner including (without limitation) (a) any failure by the Owner to deliver any Owner’s Supplies or relevant data, information or assistance, by the relevant due date under Article 4, or (b) any failure by the Owner to supply the Architectural Drawings or to indicate or approve materials, colors and other required matters by the relevant due date in the Public Room Schedule, or (c) any extension of the delivery date by operation of Article 11.2.

ARTICLE 27

Confidentiality

27.1 After the date of this Contract, the parties will agree to the terms and publication date(s) of press announcements in relation to the construction of the Vessel.

27.2 Save as provided in Article 27.1, the parties shall treat as confidential and use all reasonable efforts to ensure that their respective agents, officers, employees, workmen, subcontractors, and other representatives treat as confidential, the provisions of this Contract provided that: each party may, with the prior written consent of the other, disclose to any third party information relating to the matters referred to in this Article 4.2; and each party shall be entitled to disclose any such information to their shareholders or prospective shareholders, bankers, auditors and/or legal advisors or to rating agencies (providing that such agencies are informed of the confidentiality restrictions relating to the information so disclosed), or to such extent as may from time to time be required by law or contract or the rules or regulations of any applicable stock exchange or similar body.

ARTICLE 28

Contract Expenses

28.1	All taxes, expenses, duties, stamps and fees levied by the Italian authorities, or the authorities of any other relevant countries, in connection with this Contract and the Builder's activities hereunder shall be borne and paid by the Builder.

28.2	Any taxes, duties, stamps and fees levied in any country in relation to the Owner's activities under this Contract (including, without limitation, the Owner's registration of the Vessel with the Flag Authority and the costs and salaries of the Owner's crew members during their time at the Yard, the direct purchasing of any service or item of supply) shall be borne and paid by the Owner.

28.3	This Contract shall be registered in Italy, at fixed tax payable by the Builder, according to Article 40 of Decree No. 131, dated April 26, 1986, by the President of the Italian Republic.

ARTICLE 29

Assignment of the Contract

29.1 Subject to the proviso to this Article 29.1, the Owner may assign any or all of its post-delivery rights under this Contract (i) to the Owner's financiers, or (ii) to any party to whom the Owner contracts the operation or management of the Vessel provided that no such assignment shall increase the scope of the Builder's post-delivery obligations to the Owner or render performance of such obligations more onerous for the Builder.

29.2 The Owner may assign or transfer this Contract to any member of the corporate group to which the Owner belongs, upon prior written notice to the Builder and provided that in the reasonable opinion of the Builder such assignment/transfer does not otherwise affect its position or expectations under this Contract. In addition, subject to obtaining the prior written approval of the Builder (which shall not be unreasonably withheld or delayed) and complying with any conditions reasonably required by the Builder, the Owner may transfer this Contract to any third party, provided also that such assignment should not affect, in the Builder opinion, the proper completion of the Vessel construction.

29.3 The Builder shall not be entitled to assign or transfer this Contract to any third party without the prior written approval of the Owner but it will be entitled to assign this Contract to a wholly controlled subsidiary upon prior written notice to the Owner and provided that in the reasonable opinion of the Owner such assignment does not otherwise affect its position or expectations under this Contract, provided that the Builder shall be entitled to assign its right to receive payments due from the Owner under this Contract to the banks or other financial institutions that finance the Builder's construction of the Vessel.

ARTICLE 30

Law of the Contract - Disputes

30.1	This Contract is governed by, and shall be construed and interpreted in accordance with, English law.

30.2	If any disagreement or dispute of a technical nature arises between the parties before delivery in relation to the construction of the Vessel, engines, materials or workmanship, it shall forthwith be referred to a technical expert (who shall act as an expert not as an arbitrator) nominated by agreement between the parties. The expert's decision shall be final and binding upon both parties and the expert's costs shall be borne equally by the parties. If the parties fail to agree upon and appoint an expert within fourteen (14) days of a request by one party to do so, the dispute shall be determined as provided in Article 30.3.

30.3     Without prejudice to Article 30.2, if any disagreement or dispute arises between the parties as to any matter regarding this Contract that cannot be settled by the parties themselves, the matter in dispute shall be determined by a Board of three Arbitrators in accordance with the Arbitration Acts 1996 as enacted and amended. The arbitration shall take place in London. The relevant award shall be final.

30.4     Each party agrees that neither party shall be liable to the other under or in connection with this Contract for any form of consequential, exemplary, indirect or special loss or damage of any nature whatsoever, however caused and whenever arising.

ARTICLE 31

Addresses for Correspondence

31.1	The Builder shall send all notices, letters and documents for the Owner in connection with or required under this Contract to the following addresses or such other address as may be notified by the Owner to the Builder:

(A)	for all technical matters: Att. Mr Robin Lindsay, SVP Vessel Operations

Address: 8300 NW 33rd St, Suite 101, Miami FL 33122 USA

Telephone: +1 305 514 2235

Email: rlindsay@prestigecruiseholdings.com

Telefax: +1 305 514 2297

(B)	for all legal and financial matters: Att. Jill Guidicy, VP Corporate Counsel

Address: as above

Telephone: +1 305 514 2773

Email: jguidicy@prestigecruiseholdings.com

Telefax: +1 305 500 2835

and c.c. Mr Frank Del Rio, Chairman and CEO

Telephone: +1 305 514 2301

Email: frankdelrio@ prestigecruiseholdings.com

31.2	The Owner shall send all notices, letters and documents for the Builder in connection with or required under this Contract to the following address or such other address as may be notified by the Builder to the Owner:

Fincantieri Cantieri Navali Italiani S.p.A.

Merchant Shipbuilding General Unit

Passeggio S. Andrea 6

34123 Trieste, Italy

(A)	for all technical matters
Attention: Project Manager of Hull 6250
Telephone: +39 040 319 3485
Telefax: +39 040 319 3890
Email: (care of) barbara.ladich@fincantieri.it

(B)	for all legal and financial matters:
Attention: Head of Contract Dept.

Telefax:	39 040-319 3890
Email:	MC-GCO@fincantieri.it

Whenever this Contract requires that notice and/or notification shall be given in writing, such notice and/or notification may validly be given by letter, by telefax or by e-mail.

All approvals or consents required under this Contract shall be given in writing by letter, telefax or email from the duly authorized representative of the relevant party.

ARTICLE 32

Effectiveness of Contract

32.1      Notwithstanding signature of this Contract by both parties or any other provision of this Contract to the contrary, this Contract shall not have any legal effect whatsoever until the time on the date (the " Effective Date") when: the Owner has confirmed in writing to the Builder that it and its lenders have signed a final and binding term sheet detailing the main terms and conditions for the financing of the Contract Price; and the 30th June 2016 date specified in Article 8.6 has been reconfirmed or reset by written agreement of the parties, if a reset is required under Article 8.6.

32.2      Notwithstanding signature of this Contract by both parties or any other provision of this Contract to the contrary, if by 31st July 2013 (subject to any extension agreed in writing by the parties) the Owner has not executed final and binding definitive documents for the financing of the Contract Price, written notice of which shall be immediately sent by the Owner to the Builder, then either party may cancel this Contract by written notice given to the other party at any time thereafter.  In the event of the exercise by either party of its right to cancel this Contract under this Article, this Contract shall, with effect from such cancellation, be null and void and neither party nor any of its respective parents, subsidiaries, affiliates or any of the officers or employees of any of the foregoing shall have any liability or obligation whatsoever under or in connection with this Contract or in connection with its cancellation, except that the Builder shall immediately refund the payments previously made by the Owner under Article 10.1.

Authorized Signatures

Signed by	) /s/ Frank Del Rio
) Frank Del Rio
) Chairman & CEO
Attorney in fact for and on behalf of	)
EXPLORER NEW BUILD, LLC	) /s/ Kunal Kamlani
in the presence of:-	Kunal Kamlani

Signed by	) /s/ Gabriele Cocco
) Gabriele Cocco
)
for and on behalf of	)
FINCANTIERI - Cantieri Navali	)
Italiani S.p.A.	)/s/ Alessandro Margiotta
In the presence of:-	Alessandro Margiotta